SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(AMENDMENT NO. 12) 1

United American Healthcare Corporation
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

90934C105
(CUSIP Number)

Strategic Turnaround Equity Partners, LP (Cayman)
c/o Galloway Capital Management, LLC
720 Fifth Avenue, 10th Floor
New York, New York 10019
(212)  247-0581
Attn: Gary Herman

With a copy to

Olshan Grundman Frome Rosenzweig & Wolosky, LLP
65 East 55th Street
New York, NY 10019
(212) 451-2300
Thomas J. Fleming, Esq.

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 28, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

See Rule 13d-7(b) for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 90934C105	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Strategic Turnaround Equity Partners, LP (Cayman) 98-0498777
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS * WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2 (e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 464,679
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 464,679
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 464,679 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 115.69% (1)
14	TYPE OF REPORTING PERSON PN

(1)
On the basis of 8,164,117 shares of Common Stock reported by the Company to be issued and outstanding as of March 31, 2010 in the Company’s Form 10-Q filed with the Securities and Exchange Commission on May  17, 2010.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 90934C105	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Galloway Capital Management, LLC n/a
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS * N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2 ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 464,679
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 464,679
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 464,679 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 115.69% (1)
14	TYPE OF REPORTING PERSON OO

(1)
On the basis of 8,164,117 shares of Common Stock reported by the Company to be issued and outstanding as of March 31, 2010 in the Company’s Form 10-Q filed with the Securities and Exchange Commission on May  17, 2010.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 90934C105	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Gary L. Herman N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS * PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2 (e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 5,400 (1)
BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 464,679
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 5,400 (1)
	10	SHARED DISPOSITIVE POWER 464,679
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 470,079(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 115.76% (2)
14	TYPE OF REPORTING PERSON IN

(1)	This includes 1,050 shares of common stock held by FBR, Inc., an entity over which Mr. Herman has investment and voting discretion.

(2)
On the basis of 8,164,117 shares of Common Stock reported by the Company to be issued and outstanding as of March 31, 2010 in the Company’s Form 10-Q filed with the Securities and Exchange Commission on May  17, 2010.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 90934C105	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Bruce Galloway N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS * N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2 (e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 350,284(1)
BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 464,679
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 350,284 (1)
	10	SHARED DISPOSITIVE POWER 464,679
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 814,963(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.98% (2)
14	TYPE OF REPORTING PERSON IN

(1)
This includes 268,484 shares of common stock held by the Bruce Galloway, IRA, 18,100 shares of common stock held by Mr. Galloway, 20,775 shares of common stock owned by Mr. Galloway’s son for which Mr. Galloway has the power to vote and dispose, 15,050 shares of common stock owned by Mr. Galloway’s daughter for which Mr. Galloway has the power to vote and dispose, 12,253 shares held by T3 Capital Fund, LP for which Mr. Galloway retains investment and voting discretion, 2,930 shares held by RexonGalloway Capital Growth, LLC for which Mr. Galloway retains investment and voting discretion, and 12,692 shares of common stock held by Jacombs Investments, Inc. for which Mr. Galloway retains investment and voting discretion.

(2)
On the basis of 8,164,117 shares of Common Stock reported by the Company to be issued and outstanding as of March 31, 2010 in the Company’s Form 10-Q filed with the Securities and Exchange Commission on May  17, 2010.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 3.      Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated to read as follows:

The shares of Common Stock owned directly and indirectly by the Reporting Persons that were purchased with working capital and personal investment capital of the Reporting Persons.

Item 4.      Purpose of Transaction

Item 4 is hereby amended and restated to read as follows:

All of the shares of common stock reported herein were acquired for investment purposes.  The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

Item 5.      Interests in Securities of the Issuer

Item 5 is hereby amended and restated to read as follows:

(a) and (b)

Strategic Turnaround Equity Partners, LP (Cayman) is deemed to be the direct beneficial owner of 464,679 shares of Common Stock, which represents approximately 5.69% of the number of shares of Common Stock stated to be outstanding by the Company in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 17, 2010.  Strategic Turnaround Equity Partners, LP (Cayman) has shared voting and disposition power with respect to all of such shares.

Galloway Capital Management, LLC is deemed to be the indirect beneficial owner of 464,679 shares of Common Stock which represents approximately 5.69% of the number of shares of Common Stock stated to be outstanding by the Company in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 17, 2010. Galloway Capital Management, LLC has shared voting and disposition power with respect to all of such shares.

Bruce Galloway is deemed to be the beneficial owner of 814,963 shares of Common Stock which represents approximately 9.98% of the number of shares of Common Stock stated to be outstanding by the Company in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 17, 2010.   Bruce Galloway is deemed to be the indirect beneficial owner of 464,679 shares of Common Stock owned directly by Strategic Turnaround Equity Partners, LP (Cayman), which he has shared voting and disposition power. Bruce Galloway has shared voting and disposition power with respect to such shares.  In addition, Bruce Galloway has sole voting and disposition power with respect to 350,284 shares of Common Stock.   Of the total 350,554 shares of common stock directly reported by Mr. Galloway, 20,775 shares of Common Stock are owned by Mr. Galloway’s son for which Mr. Galloway has the power to vote and dispose, 15,050 shares of Common Stock are owned by Mr. Galloway’s daughter for which Mr. Galloway has the power to vote and dispose, 12,253 shares held by T3 Capital Fund, LP for which Mr. Galloway has the power to vote and dispose, 2,930 shares of Common Stock are held by RexonGalloway Capital Growth, LLC an investment company in which Mr. Galloway is a member and for which Mr. Galloway retains investment and voting discretion, and 12,692 shares of Common Stock held by Jacombs Investments, Inc. for which Mr. Galloway retains investment and voting discretion.

Gary Herman  is deemed to be the beneficial owner of 470,079 shares of Common Stock which represents approximately 5.76% of the number of shares of Common Stock stated to be outstanding by the Company in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 17, 2010.   Gary Herman  is deemed to be the indirect beneficial owner of 464,679 shares of Common Stock owned directly by Strategic Turnaround Equity Partners, LP (Cayman), which he has shared voting and disposition power. Gary Herman has shared voting and disposition power with respect to such shares. In addition, Gary Herman has sole voting and disposition power with respect to 5,400 shares of Common Stock.   Of the total of 5,400 shares of common stock directly reported by Mr. Herman, 4,350 shares are directly beneficially owned by Mr. Herman and 1,050 are held by FBR, Inc. of which Mr. Herman has investment and voting discretion.

Each of Galloway Capital Management, LLC, Bruce Galloway and Gary L. Herman disclaim beneficial ownership of the shares of Common Stock directly beneficially owned by Strategic Turnaround Equity Partners, LP (Cayman) (except for (i) the indirect interest of Galloway Capital Management LLC by virtue of being the general partner of Strategic Turnaround Equity Partners, LP (Cayman), (ii) the indirect interests of Bruce Galloway and Gary L. Herman by virtue of being members of Galloway Capital Management, LLC, and (iii) the indirect interests of Bruce Galloway and Gary L. Herman by virtue of being limited partners of Strategic Turnaround Equity Partners, LP (Cayman).  Galloway Capital Management LLC, Gary L. Herman and Bruce Galloway have shared power to direct the vote and shared power to direct the disposition of these shares of Common Stock.

(c)

All of the shares of Common Stock reported herein were acquired for investment purposes. On each of the following dates and at the following prices per share, Bruce Galloway and his affiliates made purchases of Common Stock on the open market with his investment funds:

Date	Number of Shares Purchased	Number of Shares Sold	Price Per Share
5/28/2010	7,500		0.9999
6/1/2010	26,000		1.00
6/1/2010	12,523		0.9953
6/2/2010	18,000		0.9977
6/2/2010	18,100		0.9977

The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the op market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

(d)

 Not applicable.

(e)

 Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Strategic Turnaround Equity Partners, LP (Cayman)

June 2, 2010	By:/s/ Gary Herman
Name: Gary Herman
Title: Managing Member of Galloway Capital Management LLC, the General Partner of Strategic Turnaround Equity Partners, LP (Cayman)

Galloway Capital Management, LLC

June 2, 2010	/s/ Bruce Galloway
Name: Bruce Galloway
Title: Managing Member

June 2, 2010	/s/ Gary L. Herman
Gary L. Herman

June 2, 2010	/s/ Bruce Galloway
Bruce Galloway